Filed by Mesa Air Group, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
                and deemed filed pursuant Rules 14a-12 and 14d-2
                     of the Securities Exchange Act of 1934

             Subject Company: Atlantic Coast Airlines Holdings, Inc.
                           Commission File No: 0-21976



              Mesa Air Group Reaches Agreement with United Airlines
         Memorandum of Understanding sets terms under which Mesa and ACA continue to operate as United Express


PHOENIX, AZ, November 12, 2003 - Mesa Air Group, Inc. (Nasdaq: MESA) announced today that it has signed a non-binding Memorandum of Understanding with United Airlines (OTC BB: UALAQ.OB), agreeing in principle to revised terms under which both Mesa and Atlantic Coast Airlines Holdings, Inc. (Nasdaq: ACAI) would operate as United Express carriers. The Memorandum of Understanding is subject to the parties entering into definitive agreements and a successful consent solicitation. If Mesa's consent solicitation is successful, the new Board of Directors will have the right to consider the proposal and to exercise their best judgment to either accept or reject the terms of United's offer.

Jonathan Ornstein, Chairman and Chief Executive Officer of Mesa Air Group said:
"We are delighted to have reached an agreement in principle with United on terms which we feel are attractive and sensible for both parties. We believe our proposed combination with ACA provides a win-win for all parties. If ACA goes forward with its plan to convert to a low-fare airline it will be doing a disservice to its shareholders, customers and employees. We believe ACA's plan is a risky and unproven strategy, which has been questioned by numerous airline industry securities analysts and one that appears to have been rejected by the market. With an agreement with United in hand, we can now focus our attention on pursuing our consent solicitation which will allow ACA's shareholders to determine the future of ACA."

The Memorandum of Understanding covers, among other things, all existing regional jet and turboprop aircraft currently operating for United Express on routes served by ACA, under financial terms and conditions that Mesa believes are attractive.

Mesa announced its proposed all-stock offer for ACA on October 6, 2003, offering
0.9 of a Mesa share for each share of ACA. On announcement, the offer represented a 25% premium over ACA's closing stock price of October 3, 2003 and a 35% premium over ACA's average trading price since July 28, 2003.


About Mesa
----------

Mesa currently operates 150 aircraft with 938 daily system departures to 163 cities, 40 states, the District of Columbia, Canada, Mexico and the Bahamas. It operates in the West and Midwest as America West Express; the Midwest and East as US Airways Express; in Denver and the West as United Express; in Denver as Frontier JetExpress until December 31, 2003; in Kansas City with Midwest Express and in New Mexico and Texas as Mesa Airlines. The Company, which was founded in New Mexico in 1982, has approximately 4,000 employees. Mesa is a member of the Regional Airline Association and Regional Aviation Partners. News releases and other information about Mesa can be found at the company's web site at http://www.mesa-air.com.


Safe Harbor
-----------

This press release contains various forward-looking statements that are based on management's beliefs, as well as assumptions made by and information currently available to management. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. The company does not intend to update these forward-looking statements prior to its next required filing with the Securities and Exchange Commission.

SOURCE Mesa Air Group, Inc.

Jonathan Ornstein / Peter Murnane of Mesa Air Group, 1-602-685-4000 Steve Lipin / Tim Payne of Brunswick Group, 1-212-333-3810




Additional Information and Where to Find it

More detailed information pertaining to the proposal by Mesa Air Group, Inc. ("Mesa") will be set forth in appropriate filings to be made with the SEC. Investors and security holders are urged to carefully read the relevant documents regarding the proposed transactions that will be filed with the SEC because they will contain important information. You will be able to obtain the documents when they become available free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Mesa free of charge by requesting them in writing from Mesa Air Group, Inc., 410 North 44th Street, Suite 700, Phoenix, Arizona 85008, Attention: Office of the Corporate Secretary (602-685-4000).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Mesa and certain other persons named below may be deemed to be participants in the solicitation of proxies in connection with Mesa's proposed exchange offer and consent solicitation. The participants in the solicitation may include the directors and executive officers of Mesa. A detailed list of the names of Mesa's directors and officers is contained in Mesa's proxy statement for its 2003 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov).
 ------------------

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of Atlantic Coast Airlines Holdings, Inc. ("ACA") common stock. Except as disclosed above and in Mesa's proxy statement for its 2003 annual meeting and other documents filed with the SEC, to the knowledge of Mesa, none of the directors or executive officers of Mesa has any material interest, direct or indirect, by security holdings or otherwise, in Mesa or ACA.